

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2023

Scott Klossner
Chief Financial Officer
Mercato Partners Acquisition Corporation
2750 E. Cottonwood Parkway Suite #500
Cottonwood Heights, UT 84121

       Re: Mercato Partners Acquisition Corporation
           Form 10-K for the Fiscal Year Ended December 31, 2022
           Filed April 4, 2023
           File No. 001-41017

Dear Scott Klossner:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Exhibit 31.1, page 1

1.   Please revise to include paragraph 4(b) as required by Section 302 of the Sarbanes-Oxley Act. The same revision should be made in Exhibit 31.2. Refer to Item 601(b)(31) of Regulation S-K and Section 246.13 of the Regulation S-K C&DIs.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Melissa Kindelan, Senior Staff Accountant, at (202) 551-3564 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology